Exhibit 99.2

March 1, 2017
Barristers & Solicitors / Patent & Trade-mark Agents

By EDGAR	Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
TELUS Corporation 510 West Georgia Street Vancouver, British Columbia V6B 0M3	200 Bay Street, P.O. Box 84
Toronto, Ontario M5J 2Z4 CANADA

F: +1 416.216.3930
nortonrosefulbright.com

Dear Sirs/Mesdames:

TELUS Corporation Prospectus Supplement dated March 1, 2017 (the “Prospectus Supplement”)

We refer you to the Prospectus Supplement dated March 1, 2017 to the amended and restated short form base shelf prospectus of TELUS Corporation dated August 30, 2016, forming part of the Registration Statement on Form F-10 (Registration No. 333-213497) filed by TELUS Corporation with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our name on the cover page of the Prospectus Supplement and under the headings “Enforceability of Judgments”, “Legal Matters” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa (incorporated as Deneys Reitz Inc) and Fulbright & Jaworski LLP, each of which is a separate legal entity, are members of Norton Rose Fulbright Verein, a Swiss Verein. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients.